58th Floor, China World Tower A

No.1 Jian Guo Men Wai Avenue

Beijing 100004, P.R. China

Telephone: +8610 5737 9300

Facsimile: +8610 5737 9301

www.kirkland.com

April 10, 2024

CONFIDENTIAL

Ben Phippen

Marc Thomas

John Stickel

Susan Block

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yuanbao Inc.
Amendment No.3 to Draft Registration Statement on Form F-1
Confidentially Submitted on March 15, 2024
CIK No. 0001995520

Dear Mr. Phippen, Mr. Thomas, Mr. Stickel, Ms. Block:

On behalf of our client, Yuanbao Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 29, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 15, 2024 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

Licensed foreign lawyers only

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
April 10, 2024 Page 2

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Conventions that Apply to This Prospectus, page 14

1.

We note your response to prior comment 2 and reissue. While we note the changes made throughout in an effort to clarify when disclosure relates to Affiliated Entities or PRC Operating Entities, the disclosure on page 15 continues to indicate that “we,” “us,” “our company,” “our” or “Yuanbao” “also includes the VIE and its respective subsidiaries” in the context of describing your business operations. Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Please revise to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

In response to the Staff’s comment, the Company has amended the disclosure on page 15 of the Revised Draft Registration Statement.

Revenue, page 109

2.

We note your response to comment 6, including your proposed revised disclosures setting forth the breakdown of insurance distribution services revenue by category of insurance products and by short-term insurance and long-term insurance. Please revise your disclosure accompanying this breakdown of revenue to include explanations of the key drivers of fluctuations in overall insurance distribution services revenue, as well as the revenue associated with each of the different insurance products, and any known trends that are likely to impact future earnings.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 104, 105, 110 and 111 of the Revised Draft Registration Statement.

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
April 10, 2024 Page 3

3.

We note your response to comment 6 that insurance distribution services revenue totaled RMB208,342,000 and RMB334,255,000 for the fiscal years ended December 31, 2021 and 2022, respectively. We also note your disclosure on page 23 that the VIE and its subsidiaries, which are primarily engaged in and generate revenue from the provision for insurance distribution services to its partnered insurance carriers had revenue totaling RMB214,669,000 and RMB438,353,000 for the fiscal years ended December 31, 2021 and 2022, respectively. Please tell us, and revise your filing to explain, the underlying reasons for the difference in revenue from insurance distribution services included in the breakdown of insurance distribution revenue by category of insurance products and that reported for your VIE and its subsidiaries on page 23.

The Company respectfully advises the Staff that while the VIE’s subsidiaries are primarily engaged in and generate revenue from the provision of insurance distribution services to partnered insurance carriers, the WFOE and its subsidiary as well as the VIE are primarily engaged in and generate revenue from the provision of system services to partnered insurance carriers to optimize the efficiency of insurance distribution. Since the VIE primarily engages in the provision of system services, the revenue generated by the VIE and its subsidiaries during the reporting period include both (i) the revenue generated from insurance distribution services and (ii) the revenue generated by the VIE’s provision of system services. Therefore, the revenue generated by the VIE and its subsidiaries in the reporting period (i.e., RMB438.4 million in 2022 and RMB803.9 million in 2023) was larger than the revenue generated from insurance distribution services during the same period (i.e., RMB334.3 million in 2022 and RMB711.8 million in 2023).

In this connection, the Company has also updated the disclosure on pages 20, 104, 105 and F-15 of the Revised Draft Registration Statement.

4.

We note your response to comment 7, including your proposed revised disclosures setting forth the breakdown of other services contracts executed with partnered insurance carriers. Please revise your disclosure accompanying this breakdown of revenue to include explanations of the key drivers of fluctuations in overall other services revenue, as well as the revenue associated with both precise marketing services, analytics services, and other system services, and any known trends that are likely to impact future earnings. In addition, please revise your disclosure to include an enhanced description of the precise marketing services and analytics services similar to that provided in your response to comment 4.

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
April 10, 2024 Page 4

In response to the Staff’s comment, the Company has added the requested disclosure on pages 104, 105, 110 and 111 of the Revised Draft Registration Statement.

5.

We note your response to comment 7 that other services (system services) revenue totaled RMB174,084,000 and RMB515,560,000 for the fiscal years ended December 31, 2021 and 2022, respectively. We also note your disclosure on page 23 that the WFOE and its subsidiary, which are primarily engaged in the provision of other services to its partnered insurance carriers had revenue totaling RMB170,773,000 and RMB411,8107,000 for the fiscal years ended December 31, 2021 and 2022, respectively. Please tell us, and revise your filing to explain, the underlying reasons for the difference in revenue from other services (system services) included in the breakdown of other services revenue by type of service and that reported for your WFOE and its subsidiary on page 23.

The Company respectfully advises the Staff that, within the Group, both the WFOE and its subsidiaries and the VIE are primarily engaged in and generate revenue from the provision of system services to partnered insurance carriers to optimize the efficiency of insurance distribution. The revenue generated from the provision of system services thus includes both (i) such revenue generated by the WFOE and its subsidiaries and (ii) such revenue generated by the VIE. Therefore, the revenue generated from the provision of system services during the reporting period (i.e., RMB515.6 million in 2022 and RMB1,320.8 million in 2023) was larger than the revenue generated by the WFOE and its subsidiary during the same period (i.e., RMB411.10 million in 2022 and RMB1,241.2 million in 2023).

In this connection, the Company has also updated the disclosure on pages 20, 104, 105, and F-15 of the Revised Draft Registration Statement.

Note to Consolidated Financial Statements

Note 2. Significant Accounting Policies

p) Revenue recognition, page F-21

6.

We note your response to comment 4. Your revenue recognition policy disclosures indicate that the contract combination criteria under ASC 606-10-25-9 are not met and therefore, insurance distribution contracts and other services (system services) contracts are not combined. Please revise the financial statements and all other relevant disclosures throughout the document to separately present the revenues from insurance distribution services and “other services” separately. Refer to ASC 606-10-50-5.

Division of Corporation Finance Securities and Exchange Commission	CONFIDENTIAL
April 10, 2024 Page 5

In response to the Staff’s comment, the Company has amended the disclosure on page F-47 of the Revised Draft Registration Statement pursuant to ASC 606-10-50-5.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at Steve Lin at steve.lin@kirkland.com, +8610 5737 9315 (work) or +86 18610495593 (cell), or Justin You Zhou at justin.zhou@kirkland.com, +8610 5737 9323 (work) or +852 6807 7708 (cell).

Thank you for your time and attention.

Very truly yours,
/s/ Steve Lin
Steve Lin

Enclosure

c.c.	Rui Fang, Chairman of the Board and Chief Executive Officer

Huirui Wan, Chief Financial Officer

Justin You Zhou, Esq., Partner, Kirkland & Ellis International LLP

Jing Hu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP